## STATEMENT OF INVESTMENTS
**Dreyfus Founders Balanced Fund**
**March 31, 2008 (Unaudited)**

| Common Stocks--60.7% | Shares | | Value ($) |
|---|---|---|---|
| **Advertising--.7%** | | | |
| Omnicom Group | 6,924 | | **305,902** |
| **Air Freight & Logistics--.5%** | | | |
| FedEx | 2,369 | | **219,535** |
| **Apparel Retail--1.5%** | | | |
| Gap | 35,386 | | **696,396** |
| **Apparel, Accessories & Luxury Goods--.5%** | | | |
| Coach | 7,366 | a | **222,085** |
| **Asset Management & Custody Banks--1.2%** | | | |
| Janus Capital Group | 11,023 | | 256,505 |
| State Street | 3,764 | | 297,356 |
| | | | **553,861** |
| **Automotive Retail--.5%** | | | |
| Advance Auto Parts | 6,671 | | **227,147** |
| **Biotechnology--2.4%** | | | |
| Amylin Pharmaceuticals | 5,881 | a | 171,784 |
| Genentech | 5,883 | a | 477,582 |
| Gilead Sciences | 9,583 | a | 493,812 |
| | | | **1,143,178** |
| **Broadcasting & Cable TV--.3%** | | | |
| Discovery Holding, Cl. A | 7,280 | a | **154,482** |
| **Communications Equipment--3.6%** | | | |
| Cisco Systems | 24,154 | a | 581,870 |
| Corning | 12,172 | | 292,615 |
| Juniper Networks | 9,055 | a | 226,375 |
| Nokia, ADR | 8,554 | | 272,274 |
| QUALCOMM | 7,352 | | 301,432 |
| | | | **1,674,566** |
| **Computer & Electronics Retail--.3%** | | | |
| Best Buy | 2,858 | | **118,493** |
| **Computer Hardware--1.3%** | | | |
| Apple | 4,195 | a | **601,982** |
| **Computer Storage & Peripherals--.8%** | | | |
| EMC | 24,761 | a | **355,073** |
| **Construction, Farm Machinery & Heavy Trucks--.5%** | | | |
| Deere & Co. | 2,818 | | **226,680** |
| **Data Processing & Outsourced Services--.1%** | | | |
| Visa, Cl. A | 860 | | **53,630** |
| **Department Stores--.4%** | | | |
| Nordstrom | 5,243 | | **170,922** |
| **Diversified Metals & Mining--.6%** | | | |
| Freeport-McMoRan Copper & Gold | 3,080 | | **296,358** |
| **Educational Services--.7%** | | | |
| DeVry | 7,430 | | **310,871** |
| **Electronic Equipment Manufacturers--1.2%** | | | |
| Agilent Technologies | 19,668 | a | **586,696** |
| **Environmental & Facilities Services--1.1%** | | | |
| Waste Management | 15,196 | | **509,978** |
| **Fertilizers & Agricultural Chemicals--1.0%** | | | |
| Monsanto | 2,238 | | 249,537 |
| Potash of Saskatchewan | 1,331 | | 206,585 |
| | | | **456,122** |
| **Food Retail--1.1%** | | | |

| | | | |
|---|---|---|---|
| Whole Foods Market | 15,628 | | **515,255** |
| **Health Care Equipment--.4%** | | | |
| Medtronic | 3,524 | | **170,456** |
| **Home Entertainment Software--1.6%** | | | |
| Electronic Arts | 15,068 | a | **752,195** |
| **Home Improvement Retail--.6%** | | | |
| Home Depot | 10,160 | | **284,175** |
| **Household Products--1.3%** | | | |
| Colgate-Palmolive | 4,031 | | 314,055 |
| Procter & Gamble | 4,309 | | 301,932 |
| | | | **615,987** |
| **Hypermarkets & Super Centers--1.9%** | | | |
| Wal-Mart Stores | 17,382 | | **915,684** |
| **Industrial Conglomerates--1.2%** | | | |
| General Electric | 15,355 | | **568,289** |
| **Industrial Machinery--.5%** | | | |
| Dover | 5,692 | | **237,812** |
| **Integrated Oil & Gas--2.6%** | | | |
| Chevron | 4,030 | | 344,001 |
| Exxon Mobil | 10,604 | | 896,886 |
| | | | **1,240,887** |
| **Integrated Telecommunication--1.0%** | | | |
| Verizon Communications | 13,201 | | **481,176** |
| **Internet Retail--1.2%** | | | |
| Amazon.com | 2,754 | a | 196,360 |
| eBay | 5,384 | a | 160,659 |
| Expedia | 10,489 | a | 229,604 |
| | | | **586,623** |
| **Internet Software & Services--1.5%** | | | |
| Akamai Technologies | 9,414 | a | 265,098 |
| Google, Cl. A | 1,000 | a | 440,470 |
| | | | **705,568** |
| **Investment Banking & Brokerage--1.4%** | | | |
| Charles Schwab | 28,493 | | 536,523 |
| Goldman Sachs Group | 752 | | 124,373 |
| | | | **660,896** |
| **IT Consulting & Services--.5%** | | | |
| Accenture, Cl. A | 7,017 | | **246,788** |
| **Leisure Facilities--.5%** | | | |
| Royal Caribbean Cruises | 6,641 | | **218,489** |
| **Life & Health Insurance--1.1%** | | | |
| Unum Group | 23,297 | | **512,767** |
| **Life Sciences Tools & Services--2.4%** | | | |
| Pharmaceutical Product Development | 11,862 | | 497,018 |
| Thermo Fisher Scientific | 11,160 | a | 634,334 |
| | | | **1,131,352** |
| **Movies & Entertainment--.5%** | | | |
| Walt Disney | 7,564 | | **237,358** |
| **Multi-line Insurance--.8%** | | | |
| Assurant | 6,064 | | **369,055** |
| **Oil & Gas Equipment & Services--1.1%** | | | |
| Halliburton | 11,230 | | 441,676 |
| Schlumberger | 1,108 | | 96,396 |
| | | | **538,072** |
| **Oil & Gas Exploration & Production--.7%** | | | |
| Ultra Petroleum | 4,543 | a | **352,083** |
| **Oil & Gas Refining & Marketing--.3%** | | | |
| Sunoco | 2,661 | | **139,623** |
| **Packaged Foods & Meats--1.5%** | | | |

| | | |
|---|---|---|
| Dean Foods | 13,471 | 270,632 |
| Kraft Foods, Cl. A | 13,586 | 421,302 |
| | | **691,934** |
| **Personal Products--2.1%** | | |
| Avon Products | 17,883 | 707,094 |
| Estee Lauder, Cl. A | 6,026 | 276,292 |
| | | **983,386** |
| **Pharmaceuticals--2.8%** | | |
| Allergan | 6,024 | 339,693 |
| Johnson & Johnson | 4,056 | 263,113 |
| Merck & Co. | 10,014 | 380,031 |
| Wyeth | 7,968 | 332,744 |
| | | **1,315,581** |
| **Railroads--.5%** | | |
| Union Pacific | 1,785 | **223,803** |
| **Restaurants--.4%** | | |
| Starbucks | 11,761 [a] | **205,818** |
| **Semiconductor Equipment--1.4%** | | |
| Altera | 8,077 | 148,859 |
| KLA-Tencor | 4,715 | 174,927 |
| MEMC Electronic Materials | 4,527 [a] | 320,964 |
| | | **644,750** |
| **Semiconductors--2.2%** | | |
| Intel | 21,481 | 454,968 |
| Marvell Technology Group | 14,817 [a] | 161,209 |
| NVIDIA | 10,425 [a] | 206,311 |
| Texas Instruments | 7,837 | 221,552 |
| | | **1,044,040** |
| **Steel--.6%** | | |
| Allegheny Technologies | 3,715 | **265,102** |
| **Systems Software--4.6%** | | |
| Adobe Systems | 7,326 [a] | 260,732 |
| CA | 6,690 | 150,525 |
| Microsoft | 52,127 | 1,479,364 |
| Oracle | 16,226 [a] | 317,381 |
| | | **2,208,002** |
| **Tobacco--1.2%** | | |
| Altria Group | 7,661 | 170,074 |
| Philip Morris International | 7,661 [a] | 387,493 |
| | | **557,567** |
| **Total Common Stocks** (cost $27,716,379) | | **28,504,530** |

| **Bonds and Notes--36.3%** | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense--.2%** | | | | |
| Boeing Capital, Sr. Unscd. Notes | 7.38 | 9/27/10 | 100,000 | **110,419** |
| **Asset-Backed Ctfs./Auto Receivables--1.2%** | | | | |
| AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3 | 5.21 | 10/6/11 | 110,750 | 109,289 |
| Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B | 5.35 | 9/9/13 | 20,000 | 20,265 |
| Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C | 5.43 | 2/10/14 | 20,000 | 19,392 |
| Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A | 5.07 | 7/15/11 | 89,652 | 88,117 |
| Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3 | 5.33 | 11/15/10 | 18,552 | 18,396 |

| | | | | |
|---|---|---|---|---|
| Ford Credit Auto Owner Trust, | | | | |
| Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 74,000 | 73,926 |
| Ford Credit Auto Owner Trust, | | | | |
| Ser. 2007-A, Cl. C | 5.80 | 2/15/13 | 100,000 | 92,708 |
| Hyundai Auto Receivables Trust, | | | | |
| Ser. 2006-B, Cl. C | 5.25 | 5/15/13 | 100,000 | 99,069 |
| Wachovia Auto Loan Owner Trust, | | | | |
| Ser. 2007-1, Cl. D | 5.65 | 2/20/13 | 75,000 | 53,318 |
| | | | | **574,480** |
| **Automotive Retail--.2%** | | | | |
| Ford Motor Credit, | | | | |
| Sr. Unscd. Notes | 7.38 | 10/28/09 | 100,000 | **91,113** |
| **Banking--3.1%** | | | | |
| Bank of America, | | | | |
| Jr. Sub. Notes | 8.00 | 12/29/49 | 85,000 b | 85,102 |
| BTM Curacao Holdings, | | | | |
| Bank Gtd. Notes | 4.76 | 7/21/15 | 175,000 b,c | 174,205 |
| Chevy Chase Bank, | | | | |
| Sub. Notes | 6.88 | 12/1/13 | 55,000 | 51,425 |
| Chuo Mitsui Trust & Banking, | | | | |
| Jr. Sub. Notes | 5.51 | 12/29/49 | 100,000 b,c | 83,542 |
| Citigroup Capital XXI, | | | | |
| Gtd. Bonds | 8.30 | 12/21/77 | 100,000 b | 98,537 |
| Compass Bank, | | | | |
| Bonds | 5.50 | 4/1/20 | 110,000 | 97,736 |
| Credit Suisse First Boston USA, | | | | |
| Gtd. Notes | 4.13 | 1/15/10 | 165,000 | 165,244 |
| Credit Suisse Guernsey, | | | | |
| Jr. Sub. Notes | 5.86 | 5/29/49 | 52,000 b | 44,051 |
| Credit Suisse USA, | | | | |
| Gtd. Notes | 5.50 | 8/16/11 | 125,000 | 129,452 |
| Glitnir Banki, | | | | |
| Sub. Notes | 6.69 | 6/15/16 | 100,000 b,c | 80,601 |
| M&T Bank, | | | | |
| Sr. Unscd. Bonds | 5.38 | 5/24/12 | 55,000 | 53,826 |
| Marshall & Ilsley, | | | | |
| Sr. Unscd. Notes | 5.63 | 8/17/09 | 105,000 | 105,078 |
| Royal Bank of Scotland Group, | | | | |
| Jr. Sub. Bonds | 6.99 | 10/29/49 | 100,000 b,c | 84,890 |
| Washington Mutual, | | | | |
| Sub. Notes | 8.25 | 4/1/10 | 110,000 | 95,700 |
| Zions Bancorporation, | | | | |
| Sub. Notes | 6.00 | 9/15/15 | 85,000 | 79,193 |
| | | | | **1,428,582** |
| **Brokerage--2.0%** | | | | |
| Amvescap, | | | | |
| Sr. Unscd. Notes | 5.38 | 12/15/14 | 25,000 | 24,619 |
| Goldman Sachs Capital II, | | | | |
| Gtd. Bonds | 5.79 | 12/29/49 | 35,000 b | 23,314 |
| Goldman Sachs Group, | | | | |
| Sr. Unscd. Notes | 5.35 | 1/15/16 | 110,000 | 107,318 |
| Janus Capital Group, | | | | |
| Sr. Unscd. Notes | 6.25 | 6/15/12 | 40,000 | 40,640 |
| Jefferies Group, | | | | |
| Sr. Unscd. Debs. | 6.25 | 1/15/36 | 120,000 | 90,853 |
| Lehman Brothers Holdings, | | | | |
| Sr. Notes | 6.00 | 7/19/12 | 85,000 | 83,896 |
| Merrill Lynch & Co., | | | | |

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 4.79 | 8/4/10 | 165,000 | 164,476 |
| Merrill Lynch & Co., | | | | |
| Sub. Notes | 6.05 | 5/16/16 | 140,000 | 132,849 |
| Morgan Stanley, | | | | |
| Sr. Unscd. Notes | 4.00 | 1/15/10 | 170,000 | 167,964 |
| Morgan Stanley, | | | | |
| Notes | 5.55 | 4/27/17 | 100,000 | 94,042 |
| | | | | **929,971** |
| **Chemicals--.0%** | | | | |
| Rohm & Haas, | | | | |
| Sr. Unscd. Notes | 5.60 | 3/15/13 | 15,000 | **15,463** |
| **Commercial Mortgage Pass-Through Ctfs.--2.7%** | | | | |
| Banc of America Commercial | | | | |
| Mortgage, Ser. 2002-2, Cl. A3 | 5.12 | 7/11/43 | 95,000 | 93,537 |
| Bear Stearns Commercial Mortgage | | | | |
| Securities, Ser. 2007-T26, | | | | |
| Cl. AAB | 5.43 | 1/12/45 | 225,000 | 221,261 |
| Crown Castle Towers, | | | | |
| Ser. 2006-1A, Cl. B | 5.36 | 11/15/36 | 25,000 c | 24,189 |
| Crown Castle Towers, | | | | |
| Ser. 2006-1A, Cl. C | 5.47 | 11/15/36 | 70,000 c | 65,039 |
| Crown Castle Towers, | | | | |
| Ser. 2006-1A, Cl. D | 5.77 | 11/15/36 | 55,000 c | 49,872 |
| Global Signal Trust, | | | | |
| Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 45,000 c | 42,032 |
| GMAC Commercial Mortgage | | | | |
| Securities, Ser. 2003-C3, | | | | |
| Cl. A3 | 4.65 | 4/10/40 | 175,000 | 171,434 |
| Goldman Sachs Mortgage Securities | | | | |
| Corporation II, Ser. 2007-EOP, | | | | |
| Cl. E | 3.52 | 3/6/20 | 45,000 b,c | 42,160 |
| Goldman Sachs Mortgage Securities | | | | |
| Corporation II, Ser. 2007-EOP, | | | | |
| Cl. K | 4.13 | 3/6/20 | 25,000 b,c | 19,876 |
| JP Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2004-C1, Cl. A2 | 4.30 | 1/15/38 | 85,000 | 82,089 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2001-C3, Cl. A2 | 6.37 | 12/15/28 | 95,000 | 97,422 |
| Merrill Lynch Mortgage Trust, | | | | |
| Ser. 2002-MW1, Cl. A4 | 5.62 | 7/12/34 | 215,000 | 215,061 |
| Morgan Stanley Capital I, | | | | |
| Ser. 2005-HQ5, Cl. A2 | 4.81 | 1/14/42 | 70,000 | 69,597 |
| Sovereign Commercial Mortgage | | | | |
| Securities Trust, | | | | |
| Ser. 2007-C1, Cl. D | 5.78 | 7/22/30 | 30,000 b,c | 16,700 |
| TIAA Seasoned Commercial Mortgage | | | | |
| Trust, Ser. 2007-C4, Cl. A3 | 6.10 | 8/15/39 | 70,000 b | 71,670 |
| | | | | **1,281,939** |
| **Construction--.3%** | | | | |
| Atlas Copco, | | | | |
| Sr. Unscd. Bonds | 5.60 | 5/22/17 | 20,000 c | 19,956 |
| Case New Holland, | | | | |
| Gtd. Notes | 7.13 | 3/1/14 | 35,000 | 34,300 |
| John Deere Capital, | | | | |
| Sr. Unscd. Notes | 3.12 | 9/1/09 | 110,000 b | 109,483 |
| | | | | **163,739** |
| **Diversified Financial Services--1.1%** | | | | |
| American Express Credit, | | | | |

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 3.12 | 11/9/09 | 40,000 b | 39,147 |
| Capital One Financial, | | | | |
| Sr. Unsub. Notes | 3.27 | 9/10/09 | 105,000 b | 95,130 |
| Capmark Financial Group, | | | | |
| Gtd. Notes | 5.88 | 5/10/12 | 110,000 c | 69,693 |
| General Electric Capital, | | | | |
| Sr. Unscd. Notes | 5.25 | 10/19/12 | 200,000 | 207,824 |
| SLM, | | | | |
| Sr. Unscd. Notes, Ser. A | 4.00 | 1/15/09 | 110,000 | 99,047 |
| | | | | **510,841** |
| **Electric - Integrated--1.4%** | | | | |
| Appalachian Power, | | | | |
| Sr. Unscd. Notes, Ser. O | 5.65 | 8/15/12 | 25,000 | 25,710 |
| Cleveland Electric Illumination, | | | | |
| Sr. Unscd. Notes | 5.70 | 4/1/17 | 50,000 | 48,530 |
| Connecticut Light and Power, | | | | |
| First Mortgage Bonds, Ser. A | 5.38 | 3/1/17 | 100,000 | 100,663 |
| Consolidated Edison of NY, | | | | |
| Sr. Unscd. Debs., Ser. D | 5.30 | 12/1/16 | 90,000 | 91,367 |
| FPL Group Capital, | | | | |
| Gtd. Debs. | 5.63 | 9/1/11 | 110,000 | 115,937 |
| Nevada Power, | | | | |
| Mortgage Notes, Ser. R | 6.75 | 7/1/37 | 30,000 | 28,769 |
| NiSource Finance, | | | | |
| Gtd. Notes | 5.25 | 9/15/17 | 35,000 | 31,866 |
| Pacific Gas & Electric, | | | | |
| Sr. Unscd. Notes | 6.35 | 2/15/38 | 30,000 | 30,389 |
| PacifiCorp, | | | | |
| First Mortgage Bonds | 6.90 | 11/15/11 | 150,000 | 164,197 |
| Sierra Pacific Power, | | | | |
| Mortgage Notes, Ser. P | 6.75 | 7/1/37 | 15,000 | 14,385 |
| Southern, | | | | |
| Sr. Unscd. Notes, Ser. A | 5.30 | 1/15/12 | 25,000 | 26,158 |
| | | | | **677,971** |
| **Energy--.0%** | | | | |
| Chesapeake Energy, | | | | |
| Gtd. Notes | 7.50 | 6/15/14 | 10,000 | **10,250** |
| **Entertainment--.3%** | | | | |
| Time Warner, | | | | |
| Gtd. Notes | 5.88 | 11/15/16 | 100,000 | 95,095 |
| Time Warner, | | | | |
| Gtd. Notes | 6.75 | 4/15/11 | 50,000 | 51,417 |
| | | | | **146,512** |
| **Environmental--.3%** | | | | |
| Allied Waste North America, | | | | |
| Sr. Scd. Notes, Ser. B | 5.75 | 2/15/11 | 20,000 | 19,550 |
| Allied Waste North America, | | | | |
| Sr. Scd. Notes | 6.38 | 4/15/11 | 20,000 | 19,675 |
| Republic Services, | | | | |
| Sr. Unsub. Notes | 6.75 | 8/15/11 | 80,000 | 87,008 |
| Waste Management, | | | | |
| Gtd. Notes | 7.38 | 5/15/29 | 25,000 | 26,713 |
| | | | | **152,946** |
| **Finance--.1%** | | | | |
| Cit Group, | | | | |
| Sr. Unscd. Notes | 2.75 | 12/22/08 | 49,000 b | **44,468** |
| **Food & Beverages--.0%** | | | | |
| Kraft Foods, | | | | |
| Sr. Unscd. Notes | 6.00 | 2/11/13 | 10,000 | **10,339** |

| | | | | | |
|---|---|---|---|---|---|
| **Gaming--.1%** | | | | | |
| MGM Mirage, | | | | | |
| Gtd. Notes | 8.38 | 2/1/11 | 25,000 | | **25,063** |
| **Health Care--.0%** | | | | | |
| Community Health Systems, | | | | | |
| Gtd. Notes | 8.88 | 7/15/15 | 20,000 | | **20,075** |
| **Health Industry Services--.1%** | | | | | |
| Coventry Health Care, | | | | | |
| Sr. Unscd. Notes | 5.95 | 3/15/17 | 30,000 | | 28,348 |
| Wellpoint, | | | | | |
| Sr. Unscd. Notes | 5.88 | 6/15/17 | 30,000 | | 29,362 |
| | | | | | **57,710** |
| **Integrated Oil & Gas--.2%** | | | | | |
| PC Financial Partnership, | | | | | |
| Gtd. Notes | 5.00 | 11/15/14 | 115,000 | | **112,275** |
| **Life Insurance--.4%** | | | | | |
| American International Group, | | | | | |
| Sr. Unscd. Notes | 5.38 | 10/18/11 | 50,000 | | 50,712 |
| MetLife, | | | | | |
| Sr. Unscd. Notes | 5.00 | 6/15/15 | 115,000 | | 113,019 |
| Prudential Financial, | | | | | |
| Sr. Unscd. Notes | 5.10 | 12/14/11 | 40,000 | | 40,737 |
| | | | | | **204,468** |
| **Media--.7%** | | | | | |
| Comcast Cable Communications, | | | | | |
| Gtd. Notes | 6.88 | 6/15/09 | 40,000 | | 41,305 |
| Comcast, | | | | | |
| Gtd. Notes | 5.50 | 3/15/11 | 65,000 | | 65,493 |
| Comcast, | | | | | |
| Gtd. Notes | 6.30 | 11/15/17 | 50,000 | | 50,606 |
| News America Holdings, | | | | | |
| Gtd. Debs. | 7.70 | 10/30/25 | 50,000 | | 54,783 |
| News America, | | | | | |
| Gtd. Notes | 6.15 | 3/1/37 | 55,000 | | 51,955 |
| Time Warner Cable, | | | | | |
| Gtd. Notes | 5.85 | 5/1/17 | 50,000 | | 47,861 |
| | | | | | **312,003** |
| **Metals--.1%** | | | | | |
| Steel Dynamics, | | | | | |
| Sr. Notes | 7.38 | 11/1/12 | 30,000 | c | **30,300** |
| **Municipal Obligations--.3%** | | | | | |
| City of New York, | | | | | |
| GO, Ser. D | 5.38 | 6/1/32 | 25,000 | d | 27,521 |
| City of New York, | | | | | |
| GO, Ser. J | 5.50 | 6/1/21 | 10,000 | d | 11,217 |
| Clark County School District, | | | | | |
| GO, Ser. F (Insured; FSA) | 5.50 | 6/15/17 | 15,000 | e | 16,552 |
| Clark County School District, | | | | | |
| GO, Ser. F (Insured; FSA) | 5.50 | 6/15/18 | 10,000 | e | 11,035 |
| Clark County, | | | | | |
| GO (Bond Bank) (Insured; MBIA) | 5.25 | 6/1/20 | 10,000 | | 11,045 |
| Cypress-Fairbanks Independent School District, GO (Schoolhouse) (Insured; PSF-GTD) | 5.25 | 2/15/22 | 10,000 | d | 10,538 |
| Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; FSA) | 5.00 | 9/1/20 | 10,000 | d | 10,698 |

| | | | | |
|---|---|---|---|---|
| Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA) | 5.00 | 7/1/31 | 15,000 | 16,324 |
| Los Angeles Unified School District, GO, Ser. A (Insured; MBIA) | 5.00 | 1/1/28 | 25,000 | 27,549 |
| | | | | **142,479** |
| **Packaging & Containers--.2%** | | | | |
| Ace INA Holdings, Gtd. Notes | 5.70 | 2/15/17 | 50,000 | 49,780 |
| Ace INA Holdings, Gtd. Notes | 5.80 | 3/15/18 | 30,000 | 29,956 |
| Ball, Gtd. Notes | 6.88 | 12/15/12 | 15,000 | 15,262 |
| | | | | **94,998** |
| **Pipelines--.1%** | | | | |
| National Grid, Sr. Unscd. Notes | 6.30 | 8/1/16 | 50,000 | **51,362** |
| **Railroads--.3%** | | | | |
| Norfolk Southern, Sr. Unscd. Notes | 6.75 | 2/15/11 | 50,000 | 53,820 |
| Union Pacific, Sr. Unscd. Notes | 3.88 | 2/15/09 | 85,000 | 85,362 |
| | | | | **139,182** |
| **Real Estate Investment Trusts--1.3%** | | | | |
| Avalonbay Communities, Sr. Unscd. Notes | 6.63 | 9/15/11 | 25,000 | 25,907 |
| Boston Properties, Sr. Unscd. Notes | 5.63 | 4/15/15 | 85,000 | 79,275 |
| Duke Realty, Sr. Notes | 5.88 | 8/15/12 | 85,000 | 81,197 |
| ERP Operating, Sr. Unscd. Notes | 5.13 | 3/15/16 | 60,000 | 51,979 |
| ERP Operating, Sr. Unscd. Notes | 5.20 | 4/1/13 | 50,000 | 48,108 |
| Federal Realty Investment Trust, Notes | 6.00 | 7/15/12 | 20,000 | 20,349 |
| Federal Realty Investment Trust, Notes | 6.20 | 1/15/17 | 55,000 | 52,447 |
| Healthcare Realty Trust, Sr. Unscd. Notes | 8.13 | 5/1/11 | 50,000 | 53,482 |
| Liberty Property, Sr. Unscd. Notes | 5.50 | 12/15/16 | 20,000 | 17,679 |
| Mack-Cali Realty, Sr. Unscd. Notes | 7.75 | 2/15/11 | 50,000 | 52,401 |
| Regency Centers, Gtd. Notes | 5.88 | 6/15/17 | 25,000 | 22,896 |
| Simon Property, Sr. Unscd. Notes | 5.63 | 8/15/14 | 85,000 | 81,937 |
| | | | | **587,657** |
| **Retailers--.1%** | | | | |
| CVS Caremark, Sr. Unscd. Notes | 5.75 | 8/15/11 | 25,000 | 26,152 |
| Lowe's Companies, Sr. Unscd. Notes | 5.60 | 9/15/12 | 15,000 | 15,713 |
| Macys Retail Holdings, Gtd. Notes | 5.35 | 3/15/12 | 20,000 | 19,056 |

| | | | | |
|---|---|---|---|---|
| Macys Retail Holdings, | | | | |
| Gtd. Notes | 5.90 | 12/1/16 | 10,000 | 8,888 |
| | | | | **69,809** |
| **State/Territory Gen Oblg--.9%** | | | | |
| California Department of Water | | | | |
| Resources, Power Supply Revenue | 5.13 | 5/1/18 | 45,000 d | 49,424 |
| Delaware Housing Authority, | | | | |
| SFMR D-2, Revenue Bonds | 5.80 | 7/1/16 | 35,000 | 36,574 |
| Michigan Tobacco Settlement | | | | |
| Finance Authority, Tobacco | | | | |
| Settlement Asset-Backed Bonds | 7.05 | 6/1/34 | 200,000 b | 189,638 |
| New York State Urban Development, | | | | |
| Personal Income Tax-Ser. C-1, | | | | |
| Revenue Bonds | 5.00 | 3/15/33 | 30,000 | 32,827 |
| New York State Urban Development, | | | | |
| Personal Income Tax-Ser. B, | | | | |
| Revenue Bonds | 5.13 | 3/15/29 | 10,000 d | 11,000 |
| Tobacco Settlement Finance | | | | |
| Authority of West Virginia, | | | | |
| Tobacco Settlement | | | | |
| Asset-Backed Bonds | 7.47 | 6/1/47 | 105,000 | 100,103 |
| Wisconsin, | | | | |
| GO, Ser. G (Insured; MBIA) | 5.00 | 5/1/15 | 15,000 d | 16,447 |
| | | | | **436,013** |
| **Supermarkets--.0%** | | | | |
| Delhaize Group, | | | | |
| Sr. Unsub Notes | 6.50 | 6/15/17 | 15,000 | **15,490** |
| **Transport And Services--.2%** | | | | |
| ERAC USA Finance, | | | | |
| Gtd. Notes | 6.38 | 10/15/17 | 55,000 c | 49,142 |
| Erac USA Finance, | | | | |
| Gtd. Notes | 7.00 | 10/15/37 | 50,000 c | 41,104 |
| | | | | **90,246** |
| **U.S. Government Agencies/Mortgage-Backed--13.5%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 5.50% | | | 545,000 f | 550,365 |
| 6.00% | | | 1,345,000 f | 1,379,256 |
| 6.00%, 9/1/37 | | | 928,123 | 952,752 |
| Federal National Mortgage Association: | | | | |
| 6.50% | | | 795,000 f | 823,446 |
| 4.50%, 6/1/20 | | | 391,580 | 390,347 |
| 5.50%, 4/1/22 - 5/1/36 | | | 1,349,962 | 1,368,992 |
| 6.00%, 4/1/22 - 10/1/37 | | | 742,192 | 762,996 |
| | | | | **6,228,154** |
| **U.S. Government Securities--4.3%** | | | | |
| U.S. Treasury Bonds | 4.50 | 2/15/36 | 1,020,000 | 1,053,708 |
| U.S. Treasury Notes | 3.88 | 10/31/12 | 115,000 | 122,250 |
| U.S. Treasury Notes | 4.75 | 8/15/17 | 540,000 | 597,459 |
| U.S. Treasury Notes | 4.88 | 4/30/11 | 30,000 | 32,686 |
| U.S. Treasury Notes | 5.13 | 6/30/08 | 232,000 | 234,139 |
| | | | | **2,040,242** |
| **Wireless Telecommunication Services--.6%** | | | | |
| AT & T, | | | | |
| Gtd. Notes | 7.30 | 11/15/11 | 100,000 b | 108,313 |
| KPN, | | | | |
| Sr. Unsub. Notes | 8.00 | 10/1/10 | 15,000 | 16,106 |
| Qwest, | | | | |
| Sr. Unscd. Notes | 7.50 | 10/1/14 | 36,000 | 35,100 |
| Telefonica Emisiones, | | | | |

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 5.98 | 6/20/11 | 100,000 | 102,975 |
| | | | | **262,494** |
| **Total Bonds and Notes** | | | | |
| (cost $17,132,517) | | | | **17,069,053** |

| **Exchange Traded Funds -- 1.2%** | Shares | Value ($) |
|---|---|---|
| iShares Russell 1000 Growth Index | | |
| Fund | 2,362 | 128,587 |
| Powershares QQQ | 2,817 | 123,159 |
| Standard & Poor's Depository | | |
| Receipts (Tr. Ser. 1) | 2,323 | 306,566 |
| (cost $599,070) | | **558,312** |

| **Other Investment--10.1%** | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $4,743,000) | 4,743,000 g | **4,743,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $50,190,966) | **108.3%** | **50,874,895** |
| **Liabilities, Less Cash and Receivables** | **(8.3%)** | **(3,914,852)** |
| **Net Assets** | **100.0%** | **46,960,043** |

ADR - American Depository Receipts

a Non-income producing security.

b Variable rate security--interest rate subject to periodic change.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $893,301 or 1.9% of net assets.

d These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

e Purchased on a delayed delivery basis.

f Purchased on a forward commitment basis.

g Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $50,190,966. Net unrealized appreciation on investments was $683,929 of which $3,144,954 related to appreciated investment securities and $2,461,025 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 33,805,842 | 0 |
| Level 2 - Other Significant Observable Inputs | 17,069,053 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 50,874,895 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

**STATEMENT OF INVESTMENTS**
**Dreyfus Founders Discovery Fund**
**March 31, 2008 (Unaudited)**

| Common Stocks--95.3% | Shares | | Value ($) |
|---|---|---|---|
| **Aerospace & Defense--3.1%** | | | |
| AAR | 62,430 | a | 1,702,466 |
| ManTech International, Cl. A | 71,620 | a | 3,248,683 |
| Stanley | 28,750 | a | 846,975 |
| | | | **5,798,124** |
| **Air Freight & Logistics--.8%** | | | |
| UTi Worldwide | 75,450 | | **1,515,036** |
| **Apparel Retail--.9%** | | | |
| J Crew Group | 25,830 | a | 1,140,911 |
| JoS. A. Bank Clothiers | 30,920 | a | 633,860 |
| | | | **1,774,771** |
| **Apparel, Accessories & Luxury Goods--1.8%** | | | |
| American Apparel | 87,200 | a | 824,040 |
| True Religion Apparel | 82,040 | a | 1,521,842 |
| Volcom | 49,980 | a | 1,010,096 |
| | | | **3,355,978** |
| **Application Software--3.4%** | | | |
| Informatica | 53,550 | a | 913,563 |
| InterVoice | 52,260 | a | 415,990 |
| Jack Henry & Associates | 49,290 | | 1,215,984 |
| NetScout Systems | 212,270 | a | 1,974,111 |
| QAD | 89,812 | | 755,319 |
| Ultimate Software Group | 37,820 | a | 1,136,869 |
| | | | **6,411,836** |
| **Biotechnology--2.9%** | | | |
| Alnylam Pharmaceuticals | 26,820 | a | 654,408 |
| Applera - Celera Genomics Group | 78,530 | a | 1,154,391 |
| Enzon Pharmaceuticals | 87,220 | a | 803,296 |
| Indevus Pharmaceuticals | 107,900 | a | 514,683 |
| Regeneron Pharmaceuticals | 45,120 | a | 865,853 |
| Sangamo BioSciences | 52,621 | a | 534,629 |
| United Therapeutics | 11,980 | a | 1,038,666 |
| | | | **5,565,926** |
| **Building Products--1.3%** | | | |
| Interface, Cl. A | 177,370 | | **2,492,048** |
| **Casinos & Gaming--.7%** | | | |
| WMS Industries | 36,440 | a | **1,310,747** |
| **Communications Equipment--2.5%** | | | |
| Acme Packet | 96,910 | a | 774,311 |
| BigBand Networks | 183,020 | a | 1,048,705 |
| Foundry Networks | 65,820 | a | 762,196 |
| InterDigital | 45,830 | a | 907,892 |
| Polycom | 55,560 | a | 1,252,322 |
| | | | **4,745,426** |
| **Computer Storage & Peripherals--1.1%** | | | |
| Emulex | 131,130 | a | **2,129,551** |

| | | |
|---|---|---|
| **Construction & Engineering--.7%** | | |
| Quanta Services | 58,430 a | **1,353,823** |
| **Construction, Farm Machinery & Heavy Trucks--.6%** | | |
| Bucyrus International, Cl. A | 11,237 | **1,142,241** |
| **Consumer Finance--.2%** | | |
| Cardtronics | 67,680 a | **471,730** |
| **Data Processing & Outsourced Services--3.9%** | | |
| Broadridge Financial Solutions | 116,140 | 2,044,064 |
| Metavante Technologies | 43,590 a | 871,364 |
| NeuStar, Cl. A | 130,500 a | 3,455,640 |
| Wright Express | 34,190 a | 1,050,659 |
| | | **7,421,727** |
| **Diversified Commercial & Professional Services--1.6%** | | |
| Bright Horizons Family Solutions | 39,090 a | 1,682,434 |
| Exponent | 21,890 a | 718,868 |
| McGrath Rentcorp | 25,860 | 623,485 |
| | | **3,024,787** |
| **Diversified Metals & Mining--.3%** | | |
| Horsehead Holding | 56,620 a | **655,660** |
| **Drug Retail--1.1%** | | |
| Longs Drug Stores | 47,770 | **2,028,314** |
| **Electrical Components & Equipment--.5%** | | |
| IPG Photonics | 58,800 a | **922,572** |
| **Electronic Equipment Manufacturers--1.1%** | | |
| FLIR Systems | 68,110 a | **2,049,430** |
| **Environmental & Facilities Services--.7%** | | |
| Clean Harbors | 20,100 a | **1,306,500** |
| **Fertilizers & Agricultural Chemicals--.7%** | | |
| American Vanguard | 78,160 | **1,300,582** |
| **Food Retail--1.2%** | | |
| Ruddick | 62,060 | **2,287,532** |
| **General Merchandise Stores--1.3%** | | |
| Dollar Tree | 86,950 a | **2,398,950** |
| **Health Care Distributors--.7%** | | |
| PSS World Medical | 80,420 a | **1,339,797** |
| **Health Care Equipment--9.3%** | | |
| Abiomed | 33,510 a | 440,321 |
| CONMED | 37,930 a | 972,525 |
| Hologic | 40,932 a | 2,275,819 |
| Integra LifeSciences Holdings | 44,950 a | 1,953,976 |
| Natus Medical | 105,280 a | 1,910,832 |
| NuVasive | 25,440 a | 877,934 |
| Omnicell | 55,590 a | 1,117,359 |
| PerkinElmer | 133,290 | 3,232,282 |
| Thoratec | 68,500 a | 978,865 |
| Volcano | 52,880 a | 661,000 |
| Wright Medical Group | 137,660 a | 3,323,112 |
| | | **17,744,025** |
| **Health Care Facilities--1.3%** | | |
| Psychiatric Solutions | 70,720 a | **2,398,822** |
| **Health Care Services--2.7%** | | |

| | | | |
|---|---|---|---|
| Amedisys | 53,430 | a | 2,101,936 |
| Pediatrix Medical Group | 44,940 | a | 3,028,956 |
| | | | **5,130,892** |
| **Health Care Technology--1.0%** | | | |
| Allscripts Healthcare Solutions | 101,910 | a | 1,051,711 |
| Phase Forward | 47,430 | a | 810,104 |
| | | | **1,861,815** |
| **Home Entertainment Software--1.0%** | | | |
| THQ | 87,360 | a | **1,904,448** |
| **Industrial Machinery--1.5%** | | | |
| Actuant, Cl. A | 71,310 | | 2,154,275 |
| Hurco Cos. | 13,260 | a | 620,303 |
| | | | **2,774,578** |
| **Internet Software & Services--3.3%** | | | |
| Ariba | 61,650 | a | 595,539 |
| CMGI | 42,310 | a | 561,031 |
| Dice Holdings | 56,010 | a | 499,049 |
| Limelight Networks | 150,610 | a | 487,976 |
| SkillSoft, ADR | 200,680 | a | 2,101,120 |
| ValueClick | 112,850 | a | 1,946,662 |
| | | | **6,191,377** |
| **IT Consulting & Other Services--4.3%** | | | |
| CACI International, Cl. A | 45,310 | a | 2,063,871 |
| Forrester Research | 59,570 | a | 1,583,371 |
| Investment Technology Group | 81,700 | a | 3,772,906 |
| Virtusa | 81,620 | a | 796,611 |
| | | | **8,216,759** |
| **Leisure Products--1.3%** | | | |
| Polaris Industries | 58,600 | | **2,403,186** |
| **Life Sciences Tools & Services--2.6%** | | | |
| Bruker | 96,180 | a | 1,480,210 |
| Exelixis | 33,600 | a | 233,520 |
| Thermo Fisher Scientific | 56,730 | a | 3,224,533 |
| | | | **4,938,263** |
| **Managed Health Care--.5%** | | | |
| Magellan Health Services | 22,900 | a | **908,901** |
| **Movies & Entertainment--1.9%** | | | |
| Lions Gate Entertainment | 297,890 | a | 2,904,428 |
| Playboy Enterprises, Cl. B | 80,590 | a | 671,315 |
| | | | **3,575,743** |
| **Multi-line Insurance--.7%** | | | |
| Arch Capital Group | 18,390 | a | **1,262,841** |
| **Oil & Gas Equipment & Services--4.2%** | | | |
| Cal Dive International | 98,730 | a | 1,024,817 |
| Dril-Quip | 62,060 | a | 2,883,928 |
| Lufkin Industries | 11,990 | | 765,202 |
| W-H Energy Services | 49,280 | a | 3,392,928 |
| | | | **8,066,875** |
| **Oil & Gas Exploration & Production--6.0%** | | | |
| Berry Petroleum, Cl. A | 41,270 | | 1,918,642 |
| Complete Production Services | 96,290 | a | 2,208,893 |
| Comstock Resources | 75,770 | a | 3,053,531 |

| | | | |
|---|---|---|---|
| GMX Resources | 35,250 | a | 1,231,283 |
| Penn Virginia | 69,160 | | 3,049,264 |
| | | | **11,461,613** |
| **Personal Products--3.4%** | | | |
| Alberto-Culver | 82,180 | | 2,252,554 |
| Bare Escentuals | 143,560 | a | 3,362,175 |
| Nu Skin Enterprises, Cl. A | 47,970 | | 864,419 |
| | | | **6,479,148** |
| **Pharmaceuticals--1.8%** | | | |
| Covance | 32,110 | a | 2,664,167 |
| Sirtris Pharmaceuticals | 51,340 | a | 666,907 |
| | | | **3,331,074** |
| **Precious Metals & Minerals--.9%** | | | |
| Minefinders | 66,930 | a | 821,900 |
| Silver Wheaton | 58,640 | a | 910,679 |
| | | | **1,732,579** |
| **Property & Casualty Insurance--1.9%** | | | |
| Assured Guaranty | 61,890 | | 1,469,269 |
| First Mercury Financial | 35,630 | a | 620,318 |
| RLI | 29,270 | | 1,450,914 |
| | | | **3,540,501** |
| **Publishing--.5%** | | | |
| Interactive Data | 33,500 | | **953,745** |
| **Reinsurance--.4%** | | | |
| Max Capital Group | 28,230 | | **739,344** |
| **Restaurants--1.7%** | | | |
| Panera Bread, Cl. A | 22,210 | a | 930,377 |
| Papa John's International | 85,360 | a | 2,066,566 |
| Texas Roadhouse, Cl. A | 23,580 | a | 231,084 |
| | | | **3,228,027** |
| **Semiconductor Equipment--2.0%** | | | |
| Eagle Test Systems | 90,210 | a | 947,205 |
| ON Semiconductor | 341,150 | a | 1,937,732 |
| Teradyne | 75,730 | a | 940,567 |
| | | | **3,825,504** |
| **Semiconductors--2.1%** | | | |
| Microsemi | 67,500 | a | 1,539,000 |
| PMC-Sierra | 259,940 | a | 1,481,658 |
| Standard Microsystems | 34,820 | a | 1,016,048 |
| | | | **4,036,706** |
| **Soft Drinks--.9%** | | | |
| Hansen Natural | 47,670 | a | **1,682,751** |
| **Specialty Chemicals--1.4%** | | | |
| H.B. Fuller | 78,060 | | 1,593,205 |
| OM Group | 18,060 | a | 984,992 |
| | | | **2,578,197** |
| **Specialty Stores--.9%** | | | |
| Tractor Supply | 20,180 | a | 797,514 |
| Ulta Salon, Cosmetics & Fragrance | 70,400 | a | 988,416 |
| | | | **1,785,930** |
| **Systems Software--.6%** | | | |
| TIBCO Software | 152,180 | a | **1,086,565** |

| | | |
|---|---|---|
| **Technology Distributors--.5%** | | |
| Mellanox Technologies | 71,760 [a] | **999,617** |
| **Trading Companies & Distributors--1.1%** | | |
| MSC Industrial Direct, Cl. A | 47,290 | **1,998,003** |
| **Trucking--.5%** | | |
| Landstar System | 18,780 | **979,565** |
| **Total Common Stocks** (cost $184,456,728) | | **180,620,482** |

## Exchange Traded Funds --0.7%

| | | |
|---|---|---|
| iShares Russell 2000 Growth Index Fund (cost $1,367,179) | 19,050 | **1,380,173** |

## Other Investment--2.3%

| | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,417,000) | 4,417,000 [b] | **4,417,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $190,240,907) | **98.3%** | **186,417,655** |
| **Cash and Receivables (Net)** | **1.7%** | **3,200,459** |
| **Net Assets** | **100.0%** | **189,618,114** |

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $190,240,907. Net unrealized depreciation on investments was $3,823,252 of which $9,455,287 related to appreciated investment securities and $13,278,539 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 186,417,655 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 186,417,655 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

## STATEMENT OF INVESTMENTS
**Dreyfus Founders Equity Growth Fund**
**March 31, 2008 (Unaudited)**

| Common Stocks--95.6% | Shares | Value ($) |
|---|---|---|
| **Advertising--1.0%** | | |
| Omnicom Group | 110,386 | **4,876,854** |
| **Air Freight & Logistics--.7%** | | |
| FedEx | 37,777 | **3,500,795** |
| **Apparel Retail--2.3%** | | |
| Gap | 564,178 | **11,103,023** |
| **Apparel, Accessories & Luxury Goods--.7%** | | |
| Coach | 117,440 a | **3,540,816** |
| **Asset Management & Custody Banks--1.9%** | | |
| Janus Capital Group | 175,750 | 4,089,703 |
| State Street | 60,014 | 4,741,106 |
| | | **8,830,809** |
| **Automotive Retail--.8%** | | |
| Advance Auto Parts | 104,978 | **3,574,501** |
| **Biotechnology--3.8%** | | |
| Amylin Pharmaceuticals | 93,767 a | 2,738,934 |
| Genentech | 93,794 a | 7,614,197 |
| Gilead Sciences | 152,780 a | 7,872,753 |
| | | **18,225,884** |
| **Broadcasting & Cable TV--.5%** | | |
| Discovery Holding, Cl. A | 116,072 a | **2,463,048** |
| **Communications Equipment--5.6%** | | |
| Cisco Systems | 385,095 a | 9,276,939 |
| Corning | 194,225 | 4,669,169 |
| Juniper Networks | 144,371 a | 3,609,275 |
| Nokia, ADR | 136,385 | 4,341,135 |
| QUALCOMM | 117,223 | 4,806,143 |
| | | **26,702,661** |
| **Computer & Electronics Retail--.4%** | | |
| Best Buy | 44,965 | **1,864,249** |
| **Computer Hardware--2.0%** | | |
| Apple | 66,881 a | **9,597,424** |
| **Computer Storage & Peripherals--1.2%** | | |
| EMC | 394,773 a | **5,661,045** |
| **Construction, Farm Machinery & Heavy Trucks--.8%** | | |
| Deere & Co. | 44,929 | **3,614,089** |
| **Data Processing & Outsourced Services--.2%** | | |
| Visa, Cl. A | 13,670 a | **852,461** |
| **Department Stores--.6%** | | |
| Nordstrom | 83,595 | **2,725,197** |
| **Diversified Metals & Mining--1.0%** | | |
| Freeport-McMoRan Copper & Gold | 49,101 | **4,724,498** |
| **Educational Services--1.0%** | | |
| DeVry | 118,461 | **4,956,408** |
| **Electronic Equipment Manufacturers--1.9%** | | |
| Agilent Technologies | 309,482 a | **9,231,848** |
| **Environmental & Facilities Services--1.7%** | | |
| Waste Management | 242,280 | **8,130,917** |
| **Fertilizers & Agricultural Chemicals--1.5%** | | |
| Monsanto | 35,678 | 3,978,097 |
| Potash of Saskatchewan | 21,787 | 3,381,560 |
| | | **7,359,657** |
| **Food Retail--1.7%** | | |

| | | | |
|---|---|---|---|
| Whole Foods Market | 249,158 | | **8,214,739** |
| **Health Care Equipment--.6%** | | | |
| Medtronic | 56,184 | | **2,717,620** |
| **Home Entertainment Software--2.5%** | | | |
| Electronic Arts | 240,238 | a | **11,992,681** |
| **Home Improvement Retail--1.0%** | | | |
| Home Depot | 161,988 | | **4,530,804** |
| **Household Products--2.1%** | | | |
| Colgate-Palmolive | 64,265 | | 5,006,886 |
| Procter & Gamble | 68,703 | | 4,814,019 |
| | | | **9,820,905** |
| **Hypermarkets & Super Centers--3.1%** | | | |
| Wal-Mart Stores | 277,121 | | **14,598,734** |
| **Industrial Conglomerates--1.9%** | | | |
| General Electric | 244,803 | | **9,060,159** |
| **Industrial Machinery--.8%** | | | |
| Dover | 90,752 | | **3,791,619** |
| **Integrated Oil & Gas--4.2%** | | | |
| Chevron | 64,253 | | 5,484,636 |
| Exxon Mobil | 169,058 | | 14,298,926 |
| | | | **19,783,562** |
| **Integrated Telecommunication--1.6%** | | | |
| Verizon Communications | 210,468 | | **7,671,559** |
| **Internet Retail--2.0%** | | | |
| Amazon.com | 43,904 | a | 3,130,355 |
| eBay | 85,841 | a | 2,561,495 |
| Expedia | 167,237 | a | 3,660,818 |
| | | | **9,352,668** |
| **Internet Software & Services--2.4%** | | | |
| Akamai Technologies | 150,090 | a | 4,226,534 |
| Google, Cl. A | 16,501 | a | 7,268,196 |
| | | | **11,494,730** |
| **Investment Banking & Brokerage--2.2%** | | | |
| Charles Schwab | 454,275 | | 8,553,998 |
| Goldman Sachs Group | 12,686 | | 2,098,138 |
| | | | **10,652,136** |
| **IT Consulting & Other Services--.8%** | | | |
| Accenture, Cl. A | 111,873 | | **3,934,573** |
| **Leisure Facilities--.7%** | | | |
| Royal Caribbean Cruises | 105,873 | | **3,483,222** |
| **Life & Health Insurance--1.7%** | | | |
| Unum Group | 371,429 | | **8,175,152** |
| **Life Sciences Tools & Services--3.8%** | | | |
| Pharmaceutical Product Development | 189,115 | | 7,923,919 |
| Thermo Fisher Scientific | 177,920 | a | 10,112,973 |
| | | | **18,036,892** |
| **Movies & Entertainment--.8%** | | | |
| Walt Disney | 120,593 | | **3,784,208** |
| **Multi-line Insurance--1.2%** | | | |
| Assurant | 96,676 | | **5,883,701** |
| **Oil & Gas Equipment & Services--1.8%** | | | |
| Halliburton | 178,728 | | 7,029,372 |
| Schlumberger | 17,334 | | 1,508,058 |
| | | | **8,537,430** |
| **Oil & Gas Exploration & Production--1.2%** | | | |
| Ultra Petroleum | 72,434 | a | **5,613,635** |
| **Oil & Gas Refining & Marketing--.5%** | | | |
| Sunoco | 42,420 | | **2,225,777** |
| **Packaged Foods & Meats--2.3%** | | | |

| | | |
|---|---|---|
| Dean Foods | 214,767 | 4,314,669 |
| Kraft Foods, Cl. A | 216,610 | 6,717,076 |
| | | **11,031,745** |
| **Personal Products--3.3%** | | |
| Avon Products | 285,122 | 11,273,724 |
| Estee Lauder, Cl. A | 96,080 | 4,405,268 |
| | | **15,678,992** |
| **Pharmaceuticals--4.4%** | | |
| Allergan | 96,037 | 5,415,526 |
| Johnson & Johnson | 64,660 | 4,194,494 |
| Merck & Co. | 159,649 | 6,058,680 |
| Wyeth | 127,040 | 5,305,190 |
| | | **20,973,890** |
| **Railroads--.8%** | | |
| Union Pacific | 28,477 | **3,570,446** |
| **Restaurants--.7%** | | |
| Starbucks | 187,504 [a] | **3,281,320** |
| **Semiconductor Equipment--2.2%** | | |
| Altera | 128,785 | 2,373,508 |
| KLA-Tencor | 75,167 | 2,788,696 |
| MEMC Electronic Materials | 72,180 [a] | 5,117,562 |
| | | **10,279,766** |
| **Semiconductors--3.5%** | | |
| Intel | 342,473 | 7,253,578 |
| Marvell Technology Group | 236,232 [a] | 2,570,204 |
| NVIDIA | 166,217 [a] | 3,289,434 |
| Texas Instruments | 124,457 | 3,518,399 |
| | | **16,631,615** |
| **Steel--.9%** | | |
| Allegheny Technologies | 59,230 | **4,226,653** |
| **Systems Software--7.4%** | | |
| Adobe Systems | 116,796 [a] | 4,156,770 |
| CA | 106,659 | 2,399,828 |
| Microsoft | 831,077 | 23,585,965 |
| Oracle | 258,703 [a] | 5,060,231 |
| | | **35,202,794** |
| **Tobacco--1.9%** | | |
| Altria Group | 122,137 | 2,711,441 |
| Philip Morris International | 122,137 [a] | 6,177,689 |
| | | **8,889,130** |
| **Total Common Stocks** (cost $452,117,432) | | **454,659,041** |

| **Exchange Traded Funds --1.9%** | | |
|---|---|---|
| iShares Russell 1000 Growth Index Fund | 37,666 | 2,050,537 |
| Powershares QQQ | 44,914 | 1,963,640 |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 37,042 | 4,888,433 |
| (cost $8,723,240) | | **8,902,610** |

| **Other Investment--1.5%** | **Shares** | **Value ($)** |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,892,000) | 6,892,000 [b] | **6,892,000** |
| **Total Investments** (cost $467,732,672) | **99.0%** | **470,453,651** |
| **Cash and Receivables (Net)** | **1.0%** | **4,641,775** |
| **Net Assets** | **100.0%** | **475,095,426** |

a Non-income producing security.
b Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $467,732,672. Net unrealized appreciation on investments was $2,720,979 of which $38,189,347 related to appreciated investment securities and $35,468,368 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 470,453,651 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 470,453,651 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

**STATEMENT OF INVESTMENTS**
**Dreyfus Founders Mid-Cap Growth Fund**
**March 31, 2008 (Unaudited)**

| Common Stocks--97.4% | Shares | | Value ($) |
|---|---|---|---|
| **Aerospace & Defense--7.1%** | | | |
| Alliant Techsystems | 65,000 | a | 6,729,450 |
| BE Aerospace | 93,000 | a | 3,250,350 |
| Goodrich | 46,000 | | 2,645,460 |
| L-3 Communications Holdings | 60,000 | | 6,560,400 |
| | | | **19,185,660** |
| **Apparel Retail--2.8%** | | | |
| Gap | 393,000 | | **7,734,240** |
| **Apparel, Accessories & Luxury Goods--3.4%** | | | |
| Coach | 224,000 | a | 6,753,600 |
| Gildan Activewear | 70,200 | a | 2,622,671 |
| | | | **9,376,271** |
| **Asset Management & Custody Banks--4.2%** | | | |
| Janus Capital Group | 328,000 | | 7,632,560 |
| Northern Trust | 58,000 | | 3,855,260 |
| | | | **11,487,820** |
| **Auto Parts & Equipment--.8%** | | | |
| BorgWarner | 49,000 | | **2,108,470** |
| **Automotive Retail--2.6%** | | | |
| Advance Auto Parts | 206,000 | | **7,014,300** |
| **Biotechnology--3.2%** | | | |
| Alexion Pharmaceuticals | 25,000 | a | 1,482,500 |
| BioMarin Pharmaceutical | 206,000 | a | 7,286,220 |
| | | | **8,768,720** |
| **Broadcasting & Cable TV--1.2%** | | | |
| Discovery Holding, Cl. A | 156,000 | a | **3,310,320** |
| **Commodity Chemicals--2.2%** | | | |
| Celanese, Ser. A | 153,000 | | **5,974,650** |
| **Computer & Electronics Retail--.8%** | | | |
| GameStop, Cl. A | 42,000 | a | **2,171,820** |
| **Computer Hardware--1.2%** | | | |
| NCR | 149,000 | a | **3,401,670** |
| **Construction & Engineering--1.2%** | | | |
| Foster Wheeler | 59,000 | a | **3,340,580** |
| **Construction, Farm Machinery & Heavy Trucks--.7%** | | | |
| Cummins | 42,000 | | **1,966,440** |
| **Data Processing & Outsourced Services--3.6%** | | | |
| Fiserv | 72,000 | a | 3,462,480 |
| Metavante Technologies | 261,000 | a | 5,217,390 |
| NeuStar, Cl. A | 43,000 | a | 1,138,640 |
| | | | **9,818,510** |
| **Electrical Components & Equipment --.5%** | | | |
| Cooper Industries, Cl. A | 35,000 | | **1,405,250** |
| **Electronic Equipment Manufacturers--.4%** | | | |
| Dolby Laboratories, Cl. A | 33,000 | a | **1,196,580** |
| **Electronic Manufacturing Services--.5%** | | | |
| Trimble Navigation | 49,000 | a | **1,400,910** |
| **Fertilizers & Agricultural Chemicals--.3%** | | | |
| Mosaic | 7,000 | a | **718,200** |
| **Gas Utilities --1.4%** | | | |
| Questar | 69,000 | | **3,902,640** |

| | | | |
|---|---|---|---|
| **Health Care Equipment--3.0%** | | | |
| Covidien | 103,000 | | 4,557,750 |
| Masimo | 113,000 | a | 2,938,000 |
| Varian Medical Systems | 14,000 | a | 655,760 |
| | | | **8,151,510** |
| **Health Care Services--3.2%** | | | |
| HMS Holdings | 133,000 | a | 3,797,150 |
| Pediatrix Medical Group | 71,000 | a | 4,785,400 |
| | | | **8,582,550** |
| **Home Entertainment Software--1.6%** | | | |
| Electronic Arts | 88,000 | a | **4,392,960** |
| **Household Products--.7%** | | | |
| Energizer Holdings | 22,000 | a | **1,990,560** |
| **Industrial Machinery--2.4%** | | | |
| Middleby | 104,000 | a | **6,488,560** |
| **Internet Software & Services--1.4%** | | | |
| Akamai Technologies | 139,000 | a | **3,914,240** |
| **Leisure Facilities--1.4%** | | | |
| Royal Caribbean Cruises | 112,000 | | **3,684,800** |
| **Leisure Products--1.6%** | | | |
| Polaris Industries | 106,000 | | **4,347,060** |
| **Life Sciences Tools & Services--5.7%** | | | |
| MDS | 424,600 | a | 8,271,208 |
| Pharmaceutical Product Development | 168,000 | | 7,039,200 |
| | | | **15,310,408** |
| **Marine Ports & Services --.8%** | | | |
| Manitowoc | 52,000 | | **2,121,600** |
| **Metal & Glass Containers--2.4%** | | | |
| Owens-Illinois | 115,000 | a | **6,489,450** |
| **Multi-line Insurance--4.5%** | | | |
| Assurant | 201,000 | | **12,232,860** |
| **Oil & Gas Drilling --3.3%** | | | |
| Diamond Offshore Drilling | 38,000 | | 4,423,200 |
| Noble | 93,000 | | 4,619,310 |
| | | | **9,042,510** |
| **Oil & Gas Equipment & Services--5.0%** | | | |
| Cameron International | 97,000 | a | 4,039,080 |
| National Oilwell Varco | 54,000 | a | 3,152,520 |
| Weatherford International | 84,000 | a | 6,087,480 |
| | | | **13,279,080** |
| **Oil & Gas Exploration & Production--3.1%** | | | |
| Chesapeake Energy | 78,000 | | 3,599,700 |
| Denbury Resources | 169,000 | a | 4,824,950 |
| | | | **8,424,650** |
| **Packaged Foods & Meats--1.8%** | | | |
| Cadbury Schweppes, ADR | 65,000 | | 2,874,300 |
| Dean Foods | 103,000 | | 2,069,270 |
| | | | **4,943,570** |
| **Personal Products--.7%** | | | |
| Estee Lauder, Cl. A | 44,000 | | **2,017,400** |
| **Pharmaceuticals--1.9%** | | | |
| Alpharma, Cl. A | 142,000 | a | 3,721,820 |
| Forest Laboratories | 34,000 | a | 1,360,340 |
| | | | **5,082,160** |
| **Property & Casualty Insurance--2.0%** | | | |
| Employers Holdings | 296,100 | | **5,489,694** |
| **Semiconductor Equipment--2.9%** | | | |
| ASML Holding (NY Shares) | 95,111 | | 2,359,704 |
| MEMC Electronic Materials | 78,000 | a | 5,530,200 |

| | | |
|---|---|---|
| | | **7,889,904** |
| **Semiconductors--3.2%** | | |
| Broadcom, Cl. A | 99,000 a | 1,907,730 |
| Microsemi | 172,000 a | 3,921,600 |
| NVIDIA | 145,500 a | 2,879,445 |
| | | **8,708,775** |
| **Steel--1.1%** | | |
| Allegheny Technologies | 43,500 | **3,104,160** |
| **Systems Software--2.9%** | | |
| BMC Software | 63,000 a | 2,048,760 |
| McAfee | 178,000 a | 5,890,020 |
| | | **7,938,780** |
| **Wireless Telecommunication Services--2.7%** | | |
| American Tower, Cl. A | 120,050 a | 4,707,161 |
| NII Holdings | 87,000 a | 2,764,860 |
| | | **7,472,021** |
| **Total Common Stocks** (cost $269,630,834) | | **265,382,313** |

## Other Investment--1.9%

| | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $5,048,000) | 5,048,000 b | **5,048,000** |
| **Total Investments** (cost $274,678,834**)** | **99.3%** | **270,430,313** |
| **Cash and Receivables (Net)** | **.7%** | **1,833,602** |
| **Net Assets** | **100.0%** | **272,263,915** |

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $274,678,834. Net unrealized depreciation on investments was $4,248,521 of which $15,001,774 related to appreciated investment securities and $19,250,295 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 270,430,313 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 270,430,313 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

## STATEMENT OF INVESTMENTS
**Dreyfus Founders Passport Fund**
**March 31, 2008 (Unaudited)**

| Common Stocks--97.3% | Shares | | Value ($) |
|---|---|---|---|
| **Australia--4.8%** | | | |
| Ansell | 19,200 | | 204,026 |
| Australian Worldwide Exploration | 96,761 | a | 312,089 |
| Beach Petroleum | 236,134 | | 272,931 |
| Computershare | 65,878 | | 526,687 |
| Flight Centre | 16,692 | | 323,027 |
| Incitec Pivot | 5,204 | | 671,154 |
| Just Group | 120,805 | | 437,103 |
| Pan Australian Resources | 353,154 | a | 337,198 |
| Sims Group | 20,580 | | 558,478 |
| | | | **3,642,693** |
| **Belgium--1.6%** | | | |
| Colruyt | 1,513 | | 389,314 |
| EVS Broadcast Equipment | 4,046 | | 434,638 |
| Tessenderlo Chemie | 8,185 | | 371,993 |
| | | | **1,195,945** |
| **Canada--7.7%** | | | |
| Astral Media | 11,400 | | 433,138 |
| Canadian Western Bank | 11,700 | | 293,697 |
| Cogeco Cable | 12,010 | | 421,204 |
| Crescent Point Energy Trust | 17,362 | | 484,214 |
| Emera | 19,600 | | 401,855 |
| Gerdau Ameristeel | 23,100 | | 326,634 |
| Industrial Alliance Insurance and Financial Services | 6,100 | | 225,169 |
| Laurentian Bank of Canada | 11,300 | | 468,539 |
| Major Drilling Group International | 6,400 | a | 333,658 |
| Northbridge Financial | 7,700 | | 246,112 |
| Oilexco | 23,000 | a | 301,004 |
| Petrobank Energy & Resources | 4,400 | a | 200,234 |
| Rothmans | 13,033 | | 331,858 |
| Sherritt International | 43,091 | | 609,707 |
| Thompson Creek Metals | 16,083 | a | 293,700 |
| Westjet Airlines | 25,100 | a | 442,711 |
| | | | **5,813,434** |
| **Denmark--.9%** | | | |
| D/S Norden | 2,661 | | 295,804 |
| Sydbank | 10,500 | | 381,844 |
| | | | **677,648** |
| **Finland--2.0%** | | | |
| Elisa | 7,916 | | 197,691 |
| Konecranes | 10,270 | | 395,580 |
| Nokian Renkaat | 8,110 | | 345,668 |
| Pohjola Bank | 14,450 | | 272,134 |
| Wartsila | 4,970 | | 335,402 |
| | | | **1,546,475** |
| **France--7.8%** | | | |
| Arkema | 4,320 | a | 241,550 |
| Cap Gemini | 7,525 | | 428,476 |
| CNP Assurances | 5,030 | | 619,986 |
| Eramet | 688 | | 555,237 |
| International Metal Service | 7,713 | | 306,100 |
| Ipsen | 8,694 | | 493,530 |
| Ipsos | 8,300 | | 257,725 |

| | | |
|---|---|---|
| Publicis Groupe | 10,310 | 393,866 |
| Rallye | 6,941 | 439,271 |
| Scor | 10,450 | 249,426 |
| SEB | 1,790 | 327,132 |
| Teleperformance | 17,525 | 651,789 |
| Unibail-Rodamco | 2,590 | 666,481 |
| Wendel | 2,542 | 319,099 |
| | | **5,949,668** |
| **Germany--7.6%** | | |
| Continental | 3,768 | 384,194 |
| Demag Cranes | 12,339 | 563,316 |
| Deutsche Boerse | 3,060 | 492,860 |
| Deutsche Euroshop | 8,740 | 366,725 |
| Deutsche Lufthansa | 9,671 | 261,519 |
| Hannover Rueckversicherung | 6,050 | 315,360 |
| KUKA | 14,189 | 487,399 |
| Lanxess | 12,180 | 488,954 |
| MAN | 3,410 | 452,930 |
| Morphosys | 3,312 a | 205,213 |
| Salzgitter | 2,326 | 404,600 |
| Stada Arzneimittel | 6,400 | 464,843 |
| Tognum | 20,482 | 449,106 |
| Wincor Nixdorf | 5,730 a | 458,603 |
| | | **5,795,622** |
| **Greece--2.4%** | | |
| Alapis Holding Industrial | 85,895 | 294,240 |
| Folli-Follie | 15,260 | 510,217 |
| Hellenic Exchanges | 13,000 | 308,649 |
| Intralot | 21,000 | 375,929 |
| Sarantis | 18,880 | 354,669 |
| | | **1,843,704** |
| **Hong Kong--2.5%** | | |
| Neo-China Land Group Holdings | 493,500 | 322,769 |
| Vtech Holdings | 54,000 | 261,937 |
| Wing Hang Bank | 39,500 | 600,438 |
| Wing Lung Bank | 38,600 | 673,060 |
| | | **1,858,204** |
| **Ireland--2.3%** | | |
| DCC | 9,949 | 235,112 |
| Greencore Group | 51,820 | 305,945 |
| IAWS Group | 17,350 | 407,820 |
| Kerry Group, Cl. A | 15,580 | 485,991 |
| Paddy Power | 8,428 | 311,591 |
| | | **1,746,459** |
| **Italy--4.5%** | | |
| A2A | 68,860 | 255,452 |
| Banca Popolare di Milano | 17,340 | 191,338 |
| Benetton Group | 18,170 | 259,584 |
| Brembo | 28,100 | 406,238 |
| Buzzi Unicem | 11,105 | 275,964 |
| Fondiaria-SAI | 8,440 | 352,538 |
| Milano Assicurazioni | 48,370 | 326,045 |
| Prysmian | 23,750 | 509,890 |
| Recordati | 37,630 | 280,976 |
| Terna Rete Elettrica Nazionale | 125,752 | 538,466 |
| | | **3,396,491** |
| **Japan--15.5%** | | |
| Air Water | 34,800 | 332,775 |

| | | | |
|---|---|---|---|
| Chugoku Marine Paints | 30,000 | | 209,813 |
| DON Quijote | 23,200 | | 421,353 |
| Foster Electric | 15,900 | | 322,276 |
| Hisamitsu Pharmaceutical | 13,500 | | 491,722 |
| Hitachi Capital | 21,700 | | 261,288 |
| Hitachi Kokusai Electric | 21,193 | | 218,820 |
| Hogy Medical | 4,700 | | 241,933 |
| Hudson Soft | 15,000 | | 251,656 |
| Juki | 56,800 | | 210,307 |
| K's Holdings | 14,100 | | 281,406 |
| Keihin | 14,400 | | 208,067 |
| Kintetsu World Express | 9,000 | | 209,512 |
| Koito Manufacturing | 27,000 | | 370,891 |
| Kuroda Electric | 15,200 | | 200,562 |
| Micronics Japan | 6,500 | | 208,057 |
| Mitsubishi UFJ Lease & Finance | 9,050 | | 315,106 |
| Mitsumi Electric | 6,600 | | 208,609 |
| Nihon Kohden | 15,800 | | 361,469 |
| Nippon Denko | 30,000 | | 286,574 |
| Nippon Sheet Glass | 43,000 | | 190,277 |
| Nippon Synthetic Chemical Industry | 92,900 | | 681,416 |
| Nissan Chemical Industries | 23,000 | | 242,324 |
| Nissin Kogyo | 23,600 | | 417,487 |
| NS Solutions | 9,700 | | 240,407 |
| NSD | 28,400 | | 413,775 |
| O-M | 27,000 | | 204,545 |
| Shima Seiki Manufacturing | 12,400 | | 579,811 |
| Tadano | 37,000 | | 371,262 |
| TIS | 17,400 | | 352,679 |
| Toho Pharmaceutical | 19,500 | | 497,968 |
| Tokai Rika | 18,500 | | 483,569 |
| Toyo Engineering | 54,000 | | 208,609 |
| TS Tech | 12,400 | | 226,948 |
| Ube Industries | 67,000 | | 217,148 |
| Yamaguchi Financial Group | 48,000 | | 543,769 |
| Zappallas | 75 | | 230,283 |
| | | | **11,714,473** |
| **Luxembourg--.3%** | | | |
| Millicom International Cellular | 2,100 | a | **198,555** |
| **Netherlands--3.9%** | | | |
| AerCap Holdings | 11,800 | a | 207,444 |
| Arcadis | 4,010 | | 241,814 |
| Core Laboratories | 2,750 | a | 328,075 |
| Fugro | 6,890 | | 535,020 |
| Koninklijke BAM Groep | 29,729 | | 700,671 |
| Nutreco Holdings | 5,900 | | 453,581 |
| OPG Groep | 7,500 | | 212,046 |
| SNS Reaal | 14,616 | | 296,487 |
| | | | **2,975,138** |
| **Singapore--.9%** | | | |
| Singapore Petroleum | 81,000 | | 397,907 |
| Wing Tai Holdings | 164,800 | | 262,272 |
| | | | **660,179** |
| **South Korea--2.5%** | | | |
| CJ Internet | 13,730 | | 246,144 |
| Dongbu Insurance | 7,220 | | 277,103 |
| Forhuman | 285 | a | 5,615 |
| Honam Petrochemical | 3,030 | | 246,966 |

| | | |
|---|---|---|
| Hyundai Marine & Fire Insurance | 11,830 | 249,719 |
| Korea Zinc | 1,687 | 203,612 |
| Pusan Bank | 29,880 | 374,217 |
| SFA Engineering | 4,813 | 318,404 |
| | | **1,921,780** |
| **Spain--3.4%** | | |
| Laboratorios Almirall | 20,491 a | 417,926 |
| Mapfre | 106,700 | 535,631 |
| Solaria Energia y Medio Ambiente | 18,518 a | 347,576 |
| Tubacex | 36,410 | 402,914 |
| Union Fenosa | 13,310 | 894,449 |
| | | **2,598,496** |
| **Sweden--2.8%** | | |
| Castellum | 27,900 | 340,530 |
| NCC, Cl. B | 19,300 | 562,104 |
| Peab | 51,300 | 546,250 |
| SAAB, Cl. B | 20,900 | 527,778 |
| Trelleborg, Cl. B | 8,800 | 175,556 |
| | | **2,152,218** |
| **Switzerland--6.2%** | | |
| Galenica | 658 | 218,196 |
| Holcim | 8,050 | 845,619 |
| Kaba Holding, Cl. B | 1,621 | 547,326 |
| Kuoni Reisen Holding | 1,060 | 588,770 |
| Lonza Group | 2,451 | 325,105 |
| PSP Swiss Property | 6,540 a | 441,643 |
| Sika | 296 | 581,327 |
| Swatch Group | 2,124 | 567,955 |
| Syngenta | 1,968 | 576,783 |
| | | **4,692,724** |
| **United Kingdom--17.7%** | | |
| Aggreko | 31,800 | 407,336 |
| Amlin | 54,800 | 293,597 |
| Ashmore Group | 109,708 | 611,245 |
| Aveva Group | 20,410 | 449,366 |
| Balfour Beatty | 61,800 | 573,115 |
| Beazley Group | 127,250 | 402,762 |
| Cable & Wireless | 110,560 | 326,680 |
| Cattles | 46,660 | 215,592 |
| Charter | 26,410 a | 445,469 |
| Cookson Group | 36,610 | 478,328 |
| Croda International | 26,700 | 351,281 |
| Dairy Crest Group | 47,700 | 443,937 |
| Dana Petroleum | 20,702 a | 517,211 |
| De La Rue | 19,732 | 347,601 |
| DS Smith | 74,250 | 230,590 |
| Greene King | 28,980 | 322,769 |
| Hays | 145,130 | 324,069 |
| Inchcape | 54,620 | 437,346 |
| Informa | 48,580 | 302,019 |
| Interserve | 62,278 | 596,605 |
| Jardine Lloyd Thompson Group | 36,098 | 264,906 |
| John Wood Group | 44,255 | 355,152 |
| McBride | 118,580 | 247,076 |
| N. Brown Group | 74,669 | 360,802 |
| Next | 15,672 | 354,224 |
| Petrofac | 27,120 | 301,913 |
| Premier Oil | 7,890 a | 216,672 |

| | | |
|---|---|---|
| QinetiQ | 114,130 | 437,106 |
| Southern Cross Healthcare | 22,060 | 164,160 |
| Speedy Hire | 10,681 | 161,297 |
| Spirent Communications | 284,500 a | 358,497 |
| Stagecoach Group | 66,692 | 320,016 |
| Thomas Cook Group | 95,090 | 547,221 |
| Tullet Prebon | 34,097 | 326,482 |
| United Business Media | 29,766 | 318,375 |
| Vedanta Resources | 6,372 | 265,031 |
| WSP Group | 24,560 | 294,858 |
| | | **13,370,706** |
| **Total Common Stocks** (cost $72,189,084) | | **73,750,612** |

## Preferred Stocks--1.2%

| | | |
|---|---|---|
| **Germany** | | |
| Fresenius | 8,070 | 672,001 |
| Jungheinrich | 7,045 | 255,790 |
| **Total Preferred Stocks** (cost $686,402) | | **927,791** |

| | | |
|---|---|---|
| **Total Investments** (cost $72,875,486) | **98.5%** | **74,678,403** |
| **Cash and Receivables (Net)** | **1.5%** | **1,160,594** |
| **Net Assets** | **100.0%** | **75,838,997** |

a Non-income producing security.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $72,875,486. Net unrealized appreciation on investments was $1,802,917 of which $7,348,137 related to appreciated investment securities and $5,545,220 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation/ Depreciation at 3/31/2008 ($) |
|---|---|---|---|---|
| **Buys:** | | | | |
| Japanese Yen, Expiring 04/01/2008 | 20,310,903 | 203,028 | 203,802 | 774 |
| **Sells:** | | | | |
| Euro, Expiring 04/01/2008 | (14,055) | 22,163 | (22,187) | (24) |
| Hong Kong Dollar, Expiring 03/31/2008 | (1,839,420) | 236,355 | 236,356 | (2) |
| **Total** | | | | **748** |

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 74,355,634 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 748 |
| Level 3 - Significant Unobservable Inputs | 322,769 | 0 |
| Total | 74,678,403 | 748 |

* Other financial instruments include futures, forwards and swap contracts.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

| | **Investments in Securities ($)** |
|---|---|
| **Balance as of 12/31/2007** | 0 |
| **Realized gain (loss)** | 0 |
| **Change in unrealized appreciation (depreciation)** | 386 |
| **Net purchases (sales)** | 0 |
| **Transfers in and/or out of Level 3** | 322,383 |
| **Balance as of 3/31/2008** | 322,769 |

## STATEMENT OF INVESTMENTS

**Dreyfus Founders Worldwide Growth Fund**

**March 31, 2008 (Unaudited)**

| Common Stocks--95.2% | Shares | Value ($) |
|---|---|---|
| **Australia--2.1%** | | |
| BHP Billiton | 23,642 | 773,558 |
| Computershare | 27,832 | 222,514 |
| Sonic Healthcare | 9,590 | 120,483 |
| | | **1,116,555** |
| **Austria--.3%** | | |
| OMV | 2,040 | **134,804** |
| **Belgium--1.3%** | | |
| Colruyt | 1,080 | 277,898 |
| InBev | 4,346 | 382,411 |
| | | **660,309** |
| **Canada--3.7%** | | |
| Addax Petroleum | 2,900 | 115,158 |
| Barrick Gold | 5,930 | 259,344 |
| Bombardier, Cl. B | 32,920 [a] | 175,475 |
| EnCana | 5,540 | 422,167 |
| Fairfax Financial Holdings | 520 | 149,292 |
| First Quantum Minerals | 2,526 | 204,896 |
| Potash of Saskatchewan | 1,820 | 282,482 |
| Research In Motion | 1,750 [a] | 196,947 |
| Sherritt International | 8,626 | 122,052 |
| | | **1,927,813** |
| **Denmark--.5%** | | |
| Carlsberg, Cl. B | 1,974 | **252,455** |
| **Finland--1.0%** | | |
| Nokia | 17,390 | **550,138** |
| **France--3.1%** | | |
| Alstom | 614 | 133,099 |
| AXA | 5,660 | 205,414 |
| BNP Paribas | 1,704 | 171,861 |
| Cap Gemini | 2,580 | 146,906 |
| Gaz de France | 5,184 | 312,937 |
| Lafarge | 1,753 | 304,845 |
| Total | 4,548 | 337,724 |
| | | **1,612,786** |
| **Germany--4.6%** | | |
| BASF | 3,011 | 405,494 |
| Bayer | 3,200 | 256,416 |
| Bayerische Motoren Werke | 4,330 | 239,169 |
| Daimler | 1,503 | 128,479 |
| E.ON | 1,760 | 325,789 |
| Linde | 1,181 | 166,839 |
| MAN | 1,960 | 260,335 |
| Merck | 1,507 | 185,725 |
| RWE | 1,140 | 140,118 |
| Salzgitter | 1,020 | 177,426 |

| | | |
|---|---|---|
| Wincor Nixdorf | 1,740 | 139,262 |
| | | **2,425,052** |
| **Greece--.5%** | | |
| Coca-Cola Hellenic Bottling | 5,080 | **236,570** |
| **Hong Kong--.7%** | | |
| Esprit Holdings | 20,100 | 241,229 |
| Hang Seng Bank | 7,300 | 132,166 |
| | | **373,395** |
| **Ireland--.7%** | | |
| Allied Irish Banks | 5,420 | 115,507 |
| Kerry Group, Cl. A | 7,830 | 244,243 |
| | | **359,750** |
| **Italy--.8%** | | |
| ENI | 7,213 | 245,379 |
| Prysmian | 8,720 | 187,210 |
| | | **432,589** |
| **Japan--9.2%** | | |
| Aisin Seiki | 4,200 | 156,773 |
| Canon | 3,800 | 175,015 |
| Gunma Bank | 20,000 | 143,086 |
| INPEX Holdings | 13 | 144,792 |
| Kobe Steel | 44,200 | 125,956 |
| Konami | 3,500 | 131,698 |
| Marubeni | 32,000 | 233,113 |
| Mitsubishi | 8,900 | 268,804 |
| Mitsubishi Electric | 24,000 | 207,586 |
| Mitsui & Co. | 20,000 | 405,378 |
| Nikon | 11,000 | 293,046 |
| Nintendo | 1,300 | 670,480 |
| Nippon Sheet Glass | 35,000 | 154,877 |
| Nippon Yusen | 17,700 | 166,237 |
| Shizuoka Bank | 12,700 | 149,989 |
| Sony | 5,000 | 199,177 |
| Sumitomo Electric Industries | 13,000 | 164,620 |
| Sumitomo Metal Mining | 9,000 | 167,520 |
| Takeda Pharmaceutical | 4,400 | 220,309 |
| Terumo | 3,800 | 198,274 |
| Toshiba | 30,000 | 200,482 |
| Toyota Motor | 4,900 | 244,361 |
| | | **4,821,573** |
| **Netherlands--1.8%** | | |
| European Aeronautic Defence and Space | 5,704 | 135,156 |
| ING Groep | 12,622 | 472,625 |
| Koninklijke BAM Groep | 6,026 | 142,024 |
| Koninklijke Philips Electronics | 5,260 | 201,193 |
| | | **950,998** |
| **Norway--.8%** | | |
| Norsk Hydro | 10,880 | 158,595 |
| Telenor | 7,480 | 143,273 |
| Yara International | 2,300 | 133,067 |
| | | **434,935** |
| **Singapore--.3%** | | |

| | | |
|---|---|---|
| Singapore Press Holdings | 54,100 | **180,844** |
| **Spain--2.1%** | | |
| ACS-Actividades de Construccion y Servicios | 2,920 | 166,266 |
| Banco Santander | 7,313 | 145,690 |
| Telefonica | 22,720 | 652,760 |
| Union Fenosa | 2,100 | 141,123 |
| | | **1,105,839** |
| **Sweden--.8%** | | |
| Alfa Laval | 3,050 | 185,362 |
| NCC, Cl. B | 7,300 | 212,609 |
| | | **397,971** |
| **Switzerland--5.1%** | | |
| ABB | 7,520 | 201,917 |
| Baloise Holding | 2,093 | 208,056 |
| Holcim | 2,801 | 294,233 |
| Lonza Group | 963 | 127,734 |
| Nestle | 1,714 | 856,655 |
| Novartis | 4,692 | 240,531 |
| Roche Holding | 3,039 | 572,051 |
| Swatch Group | 680 | 181,831 |
| | | **2,683,008** |
| **United Kingdom--9.2%** | | |
| Amlin | 33,091 | 177,289 |
| AstraZeneca | 4,519 | 168,948 |
| Aveva Group | 10,009 | 220,368 |
| British American Tobacco | 14,309 | 532,751 |
| Charter | 9,570 a | 161,421 |
| Dana Petroleum | 5,500 a | 137,410 |
| De La Rue | 8,430 | 148,504 |
| Greene King | 11,460 | 127,638 |
| HBOS | 13,023 | 142,641 |
| Land Securities Group | 5,948 | 178,111 |
| National Grid | 9,120 | 125,146 |
| Next | 5,290 | 119,566 |
| Prudential | 11,360 | 150,022 |
| Royal Dutch Shell, Cl. B | 5,130 | 172,653 |
| Schroders | 5,080 | 94,035 |
| Scottish & Southern Energy | 6,940 | 193,355 |
| Shire | 15,160 | 293,277 |
| Thomas Cook Group | 21,540 | 123,958 |
| Tullet Prebon | 17,020 | 162,968 |
| Unilever | 13,850 | 466,953 |
| Vodafone Group | 76,860 | 230,154 |
| William Morrison Supermarkets | 32,278 | 175,430 |
| WPP Group | 15,300 | 182,469 |
| Xstrata | 4,596 | 321,673 |
| | | **4,806,740** |
| **United States--46.6%** | | |
| Adobe Systems | 12,160 a | 432,774 |
| Advance Auto Parts | 11,680 | 397,704 |
| Agilent Technologies | 13,353 a | 398,320 |
| Akamai Technologies | 10,205 a | 287,373 |

| | | | |
|---|---|---|---|
| Allegheny Technologies | 5,599 | | 399,545 |
| Altria Group | 3,568 | | 79,210 |
| Amazon.com | 4,612 | a | 328,836 |
| Amylin Pharmaceuticals | 10,504 | a | 306,822 |
| Apple | 5,325 | a | 764,138 |
| Assurant | 10,116 | | 615,660 |
| Avon Products | 18,386 | | 726,982 |
| Best Buy | 5,003 | | 207,424 |
| CA | 11,911 | | 267,997 |
| Chevron | 5,717 | | 488,003 |
| Dean Foods | 23,094 | | 463,958 |
| Deere & Co. | 4,205 | | 338,250 |
| DeVry | 12,379 | | 517,937 |
| Dover | 9,598 | | 401,004 |
| Electronic Arts | 10,768 | a | 537,539 |
| EMC | 42,433 | a | 608,489 |
| Estee Lauder, Cl. A | 7,004 | | 321,133 |
| Expedia | 17,498 | a | 383,031 |
| Exxon Mobil | 7,231 | | 611,598 |
| FedEx | 2,011 | | 186,359 |
| Freeport-McMoRan Copper & Gold | 2,983 | | 287,024 |
| Gap | 60,733 | | 1,195,225 |
| Genentech | 4,608 | a | 374,077 |
| General Electric | 11,588 | | 428,872 |
| Gilead Sciences | 6,249 | a | 322,011 |
| Google, Cl. A | 537 | a | 236,532 |
| Halliburton | 2,500 | | 98,325 |
| Home Depot | 9,504 | | 265,827 |
| Janus Capital Group | 14,200 | | 330,434 |
| Juniper Networks | 15,235 | a | 380,875 |
| KLA-Tencor | 8,088 | | 300,065 |
| Kraft Foods, Cl. A | 22,712 | | 704,299 |
| Medtronic | 5,892 | | 284,996 |
| MEMC Electronic Materials | 6,720 | a | 476,448 |
| Merck & Co. | 10,777 | | 408,987 |
| Microsoft | 21,622 | | 613,632 |
| Monsanto | 2,575 | | 287,113 |
| NVIDIA | 18,310 | a | 362,355 |
| Oracle | 14,378 | a | 281,234 |
| Pharmaceutical Product Development | 7,379 | | 309,180 |
| Philip Morris International | 3,568 | a | 180,469 |
| QUALCOMM | 13,084 | | 536,444 |
| Royal Caribbean Cruises | 11,264 | | 370,586 |
| Schlumberger | 2,009 | | 174,783 |
| Starbucks | 19,755 | a | 345,712 |
| Sunoco | 4,448 | | 233,387 |
| Thermo Fisher Scientific | 15,726 | a | 893,866 |
| Union Pacific | 2,194 | | 275,084 |
| Unum Group | 40,596 | | 893,518 |
| Verizon Communications | 7,302 | | 266,158 |
| Visa, Cl. A | 1,505 | a | 93,852 |
| Wal-Mart Stores | 16,801 | | 885,077 |

| | | |
|---|---|---|
| Whole Foods Market | 26,303 | 867,210 |
| Wyeth | 9,829 | 410,459 |
| | | **24,444,202** |
| **Total Common Stocks** | | |
| (cost $49,120,137) | | **49,908,326** |

| **Exchange Traded Funds --3.1%** | | |
|---|---|---|
| iShares MSCI EAFE Index Fund | 10,830 | 778,677 |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 6,331 | 835,502 |
| (cost $1,628,197) | | **1,614,179** |

| **Preferred Stocks--.5%** | **Shares** | **Value ($)** |
|---|---|---|
| **Germany** | | |
| Fresenius | | |
| (cost $200,700) | 3,453 | **287,537** |
| **Total Investments** (cost $50,949,034) | **98.8%** | **51,810,042** |
| **Cash and Receivables (Net)** | **1.2%** | **621,163** |
| **Net Assets** | **100.0%** | **52,431,205** |

a Non-income producing security.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $50,949,034. Net unrealized appreciation on investments was $861,008 of which $4,924,415 related to appreciated investment securities and $4,063,407 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**At March 31, 2008, the fund held the following forward foreign currency exchange contracts:**

| Forward Currency Exchange Contracts | Foreign Currency Amount | Cost | Value ($) | Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($) |
|---|---|---|---|---|
| **Sales:** | | | | |
| Australian Dollar, expiring 4/2/2008 | 21,739 | 19,826 | 19,863 | (37) |
| Swiss Franc, expiring 4/1/2008 | 35,372 | 35,556 | 35,625 | (69) |
| Euro, expiring 4/2/2008 | 16,707 | 26,395 | 26,374 | 22 |
| British Pound, expiring 4/1/2008 | 13,208 | 26,363 | 26,210 | 153 |
| British Pound, expiring 4/2/2008 | 7,930 | 15,747 | 15,736 | 11 |
| Norwegian Krone, expiring 4/1/2008 | 73,556 | 14,457 | 14,450 | 6 |
| **Total** | | | | **86** |

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried at fair value:

| **Valuation Inputs** | **Investments in Securities ($)** | **Other Financial Instruments* ($)** |
|---|---|---|
| Level 1 - Quoted Prices | 51,810,042 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 86 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 51,810,042 | 86 |

* Other financial instruments include futures, forwards and swap contracts.